As filed with the Securities and Exchange Commission on February 9, 2007

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

UNIFI, INC.

(Exact name of Registrant as specified in its charter)

New York	11-2165495
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

P.O. Box 19109

7201 West Friendly Avenue

Greensboro, NC 27410

(336) 294-4410

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Charles F. McCoy, Esq.

P.O. Box 19109

7201 West Friendly Avenue

Greensboro, NC 27410

(336) 294-4410

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Lawrence G. Wee, Esq.

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, NY 10019-6064

(212) 373-3000

Approximate date of commencement of proposed sale to public:  From time to time after this Registration Statement becomes effective.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 of the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(2)	Proposed Maximum Offering Price Per Unit(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Common Stock, par value $.10 per share	8,333,333	$2.90	$24,166,666	$2,586

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) under the Securities Act of 1933. The offering price and registration fee are computed using $2.90, the average of the high and low prices of the registrant’s common stock, as reported by The New York Stock Exchange on February 6, 2007.
(2)	Pursuant to Rule 416 under the Securities Act of 1933, this registration statement shall be deemed to cover any additional securities to be offered or issued from stock splits, stock dividends, recapitalizations or similar transactions.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling shareholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED FEBRUARY 9, 2007

PRELIMINARY PROSPECTUS

UNIFI, INC.

8,333,333 Shares

Common Stock

This prospectus relates to the resale of 8,333,333 shares of our common stock that may be offered for sale from time to time by the selling shareholders named in this prospectus. The shares of common stock offered under this prospectus were issued to the selling shareholders in connection with our acquisition of certain textured polyester and nylon yarn manufacturing assets of Dillon Yarn Corporation on January 1, 2007. We will not receive any of the proceeds from the shares of common stock sold by the selling shareholders.

The shares of common stock offered under this prospectus may be sold at fixed prices, prevailing market prices at the times of sale, prices related to the prevailing market prices, varying prices determined at the times of sale or negotiated prices. The shares of common stock offered by this prospectus and any prospectus supplement may be offered by the selling shareholders directly to investors or to or through underwriters, dealers or other agents. If required, the names of any such agents, underwriters, brokers or dealers involved in the sale of the shares in respect of which this prospectus is being delivered and the applicable agent’s commission, broker’s or dealer’s purchase price or underwriters’ discount, if any, will be set forth in an accompanying supplement to this prospectus.

We will bear all expenses of this offering of our common stock, other than selling expenses of the selling shareholders (including all underwriting discounts and commissions, if any), fees and expenses of the selling shareholders’ counsel, any stock transfer taxes in connection with any underwritten offering and all registration expenses to the extent required by applicable law.

Our common stock is traded on the New York Stock Exchange under the symbol “UFI.”

On February 8, 2007, the last reported sale price of our common stock was $2.89.

Investing in our common stock involves risks. See “ Risk Factors” beginning on page 4 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is                     , 2007.

You should rely only on the information contained in or incorporated by reference in this prospectus. Neither the selling shareholders nor we have authorized anyone to provide you with information that is different. The information in this prospectus or the information we previously filed with the Securities and Exchange Commission, or the SEC, that we incorporate by reference in this prospectus may only be accurate as of its respective date.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-3 with the SEC regarding the common stock offered by this prospectus. This prospectus, which forms part of the registration statement, does not contain all of the information included in the registration statement and the exhibits to the registration statement, because certain parts have been omitted in accordance with the rules and regulations of the SEC. For further information about us and our common stock offered by this prospectus, you should refer to the registration statement and the exhibits filed as part of the registration statement and the documents incorporated by reference.

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any materials that we file with the SEC at the SEC Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Our SEC filings can also be read at the New York Stock Exchange, 20 Broad Street, New York, New York 10005. The SEC maintains an Internet site that contains the reports, proxy and information statements and other information that we and other issuers file electronically with the SEC. The SEC’s Internet web site address is http://www.sec.gov.

Our common stock is listed on the New York Stock Exchange under the symbol “UFI.”

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INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus the information we file with the SEC. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. If we subsequently file updating or superseding information in a document that is incorporated by reference into this prospectus, the subsequent information will also become part of this prospectus and will supersede the earlier information.

We are incorporating by reference the following documents that we have filed with the SEC:

•

our Annual Report on Form 10-K for the year ended June 25, 2006, as filed with the SEC on September 8, 2006, including the information incorporated by reference from our Proxy Statement filed with the SEC on September 26, 2006 in connection with the solicitation of proxies for the Annual Meeting of Shareholders of Unifi, Inc. held on October 25, 2006;

•	our Quarterly Reports on Form 10-Q for the quarters ended September 24, 2006 and December 24, 2006, as filed with the SEC on November 3, 2006 and February 2, 2007, respectively;

•	our Current Reports on Form 8-K filed on July 31, 2006, October 26, 2006 (with respect to Items 1.01 and 8.01 only), October 31, 2006, December 8, 2006, January 4, 2007 and January 30, 2007; and

•

the description of our common stock contained in our registration statement on Form 8-A, filed with the SEC on October 29, 1973, including any amendments or reports filed for the purpose of updating such description.

We are also incorporating by reference into the accompanying prospectus all of our future filings with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering has been completed.

You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

Mr. Charles F. McCoy

General Counsel

Unifi, Inc.

P.O. Box 19109

Greensboro, NC 27419-9109

(336) 294-4410

Except as expressly provided above, no other information, including information on our web site, is incorporated by reference into this prospectus.

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PROSPECTUS SUMMARY

This summary highlights certain information concerning our business. It does not contain all of the information that may be important to you and to your investment decision. The following summary is qualified in its entirety by the more detailed information appearing elsewhere or incorporated by reference in this prospectus. You should carefully read the entire prospectus and the information incorporated by reference in this prospectus, and should consider, among other things, the matters set forth under “Risk Factors” before making an investment decision.

Unless otherwise specified or the context requires otherwise, reference in this prospectus to the “Company” or “Unifi” or “we,” “us,” or “our” refers to Unifi, Inc. and its direct and indirect subsidiaries on a consolidated basis.

Our Company

We are a diversified North American producer and processor of multi-filament polyester and nylon yarns, including specialty yarns with enhanced performance characteristics. We add value to the supply chain and enhance consumer demand for our products through the development and introduction of branded yarns that provide unique performance, comfort and aesthetic advantages. We manufacture partially oriented, textured, dyed, twisted and beamed polyester yarns as well as textured nylon and nylon covered spandex products. We sell our products to other yarn manufacturers, knitters and weavers that produce fabrics for the apparel, hosiery, home furnishings, automotive, industrial and other end-use markets. We maintain one of the industry’s most comprehensive product offerings and emphasize quality, style and performance in all of our products.

We work across the supply chain to develop and commercialize specialty yarns that provide performance, comfort, aesthetic and other advantages that enhance demand for our products. We have branded the premium portion of our specialty value-added yarns, which we refer to as “premium value-added yarns,” in order to distinguish our products in the marketplace. We currently have more than 20 premium value-added yarns in our portfolio, which we commercialize under several brand names, including Sorbtek®, A.M.Y.®, Mynx® UV, Reflexx®, MicroVista®, aio® and Repreve®.

We use advanced production processes to manufacture our high-quality yarns cost-effectively. We believe that our flexibility and experience in producing specialty yarns provides us with important development and commercialization advantages. We have state-of-the-art manufacturing operations in North and South America and participate in joint ventures in China, Israel and the United States.

We are a corporation organized under the laws of the State of New York in 1969. Our principal offices are located at 7201 West Friendly Avenue, Greensboro, NC 27410; telephone number: (336) 294-4410. Our web site address is www.unifi.com. Our web site and the information contained on our web site are not a part of this prospectus.

Dillon Acquisition

Effective January 1, 2007, Unifi Manufacturing, Inc., one of our wholly owned subsidiaries, completed its acquisition of specified assets and assumed specified liabilities from Dillon Yarn Corporation, a privately-held South Carolina corporation, related to or used in Dillon’s textured nylon and polyester yarn businesses. The Dillon acquisition was completed under the Asset Purchase Agreement between Unifi Manufacturing and Dillon dated as of October 25, 2006, subsequently amended on January 1, 2007. The aggregate consideration paid in connection with the Dillon acquisition was approximately $62.6 million, consisting of a combination of approximately $42.0 million in cash, subject to post-closing adjustment, and 8,333,333 million shares of our common stock, valued at approximately $20.5 million, which are the shares of common stock that are being offered under this prospectus.

Under a Registration Rights Agreement between us and Dillon dated as of January 1, 2007, we are required to file a registration statement covering the possible resale of the shares of our common stock issued to the selling shareholders and certain permitted transferees in connection with the Dillon acquisition.

All of the shares of our common stock that may be offered under this prospectus were issued by us to the selling shareholders named in this prospectus under the section entitled “Selling Shareholders” in connection with the Dillon acquisition. Our common stock will be offered on a continuous basis under Rule 415 of the Securities Act of 1933, subject to the restrictions contained in the Registration Rights Agreement. A provision in the Registration Rights Agreement prohibits the selling shareholders from transferring our common stock issued in connection with the Dillon acquisition prior to July 1, 2007, except to certain permitted transferees. On and after July 1, 2007 and prior to July 1, 2008, one-third of the shares, or 2,777,778 shares, may be transferred. On and after July 1, 2008 and prior to July 1, 2009, two-thirds of the shares, or 5,555,556 shares, may be transferred. All of the 8,333,333 shares may be transferred after July 1, 2009.

We have agreed to keep this shelf registration statement effective until there are no longer any “Registrable Securities” subject to the Registration Rights Agreement. Shares of our common stock cease to be Registrable Securities when:

•	a registration statement covering such stock has been declared effective under the Securities Act by the SEC and such stock has been disposed of under that registration statement;

•

the entire amount of stock owned by the holder of such stock may be sold in a single sale without any limitation as to volume under Rule 144 under the Securities Act and the holder owns less than 1.0% of the outstanding shares of our common stock on a fully diluted basis; or

•	the stock is transferred to a person not eligible for registration rights under the Registration Rights Agreement.

We and the selling shareholders have agreed to indemnify each other in certain circumstances against certain liabilities, including liabilities under the Securities Act.

Risk Factors

Our business is subject to those risks discussed in the section entitled “Risk Factors” immediately following this Prospectus Summary. These risks include, but are not limited to: the competitive nature of the textile industry and the impact of worldwide competition; changes in the trade regulatory environment and governmental policies and legislation; the availability, sourcing and pricing of raw materials; general domestic and international economic and industry conditions in markets where we compete, such as recession and other economic and political factors over which we have no control; our ability to reduce production costs; changes in consumer spending, customer preferences, fashion trends and end-uses; changes in currency exchange rates, interest and inflation rates; the financial condition of our customers; technological advancements and the continued availability of financial resources to fund capital expenditures; the operating performance of joint ventures, alliances and other equity investments; our ability to integrate fully the newly-acquired Dillon operations; the impact of environmental, health and safety regulations; and employee relations.

Any of the above risks could adversely affect our financial condition and results of operations. Investment in our common stock involves risks. You should read and consider the information set forth in “Risk Factors” and all other information set forth in or incorporated by reference in this prospectus before investing in our common stock.

The Offering

Common stock that may be offered by the selling shareholders	8,333,333 shares

Common stock to be outstanding after this offering	60,541,800 shares*

Use of Proceeds	We will not receive any proceeds from the sale of our common stock by the selling shareholders. See “Use of Proceeds.”

Plan of Distribution

The selling shareholders may offer and sell our common stock covered by this prospectus from time to time through the NYSE, the over-the-counter market, or otherwise, directly to purchasers, or through underwriters, brokers, dealers or agents. See “Plan of Distribution.”

NYSE Symbol	UFI

*	The number of shares outstanding after this offering is based on the number of shares outstanding as of February 1, 2007.

RISK FACTORS

You should carefully consider each of the following risks and all other information contained or incorporated by reference in this prospectus before making an investment decision. The risks and uncertainties described below are not the only ones we face. If any of the following risks actually occur, our business, financial condition and/or operating results could be materially adversely affected, which, in turn, could adversely affect our ability to pay dividends on our common stock and could result in a decline in the trading price of our common stock and the loss of all or part of your investment.

Risks Related to Our Business

Our substantial level of indebtedness could adversely affect our financial condition.

We have substantial indebtedness. As of December 24, 2006, we had a total of $206.1 million of debt outstanding, including $190.0 million outstanding under our 11 1/2% senior secured notes due 2014, and $1.3 million outstanding under our 6 1/2% senior unsecured notes due 2008. As of the same date, there were no amounts outstanding under our senior secured asset-based revolving credit facility.

Our outstanding indebtedness could have important consequences to you, including the following:

•	the restrictions imposed on the operation of our business may hinder our ability to take advantage of strategic opportunities to grow our business;

•	our ability to obtain additional financing for working capital, capital expenditures, acquisitions or general corporate purposes may be impaired;

•

we must use a substantial portion of our cash flow from operations to pay interest on our outstanding notes and, to the extent incurred, our other indebtedness, which will reduce the funds available to us for operations and other purposes;

•	our high level of indebtedness could place us at a competitive disadvantage compared to our competitors that may have proportionately less debt;

•	our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate may be limited; and

•	our high level of indebtedness makes us more vulnerable to economic downturns and adverse developments in our business.

Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

Despite our current indebtedness levels, we may still be able to incur substantially more debt. This could exacerbate further the risks associated with our substantial leverage.

We and our subsidiaries may be able to incur substantial additional indebtedness, including additional secured indebtedness, in the future. The terms of the indentures governing our outstanding notes and our revolving credit facility restrict, but do not completely prohibit, us from doing so. Our revolving credit facility permits up to $100.0 million of borrowings, which we can request be increased to $150.0 million under certain circumstances, with a borrowing base specified in the credit facility as equal to specified percentages of eligible accounts receivable and inventory. In addition, the indenture governing our senior secured notes allows us to incur additional debt, subject to limitations specified in that indenture. The indenture governing our senior unsecured notes does not contain any restrictive covenants or limitations on indebtedness. In addition, the indentures governing our outstanding notes and our revolving credit facility do not prevent us from incurring other liabilities that do not constitute indebtedness. If new debt or other liabilities are added to our current debt levels, the related risks that we now face could intensify.

We will require a significant amount of cash to service our indebtedness, and our ability to generate cash depends on many factors beyond our control. As a result, after servicing our indebtedness, making capital expenditures and satisfying our other liquidity needs, our ability to pay dividends on our common stock will be limited.

For fiscal year 2006, after giving effect to the refinancing transactions, interest expense, net, would have been approximately $17.9 million. Our principal sources of liquidity are cash flow generated from operations and borrowings under our revolving credit facility. Our ability to make payments on and to refinance our indebtedness, to fund planned capital expenditures, to satisfy our other liquidity needs and to pay dividends on our common stock will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

Our business may not generate cash flow from operations, and future borrowings may not be available to us under our revolving credit facility in an amount sufficient to enable us to pay our indebtedness and to fund our other liquidity needs. If we are not able to generate sufficient cash flow or borrow under our revolving credit facility for these purposes, we may need to refinance or restructure all or a portion of our indebtedness on or before maturity, reduce or delay capital investments, delay or eliminate dividend payments or seek to raise additional capital. We may not be able to implement one or more of these alternatives on terms acceptable to us, or at all. The terms of our existing or future debt agreements may restrict us from adopting any of these alternatives. The failure to generate sufficient cash flow or to achieve any of these alternatives could materially and adversely affect our liquidity position and the value of our common stock. In addition, without such refinancing, we could be forced to sell assets to make up for any shortfall in our payment obligations under unfavorable circumstances. The agreements governing our outstanding indebtedness limit our ability to sell assets and also restrict the use of proceeds from any such sale. We may not be able to sell our assets quickly enough or for sufficient amounts to enable us to meet our debt service obligations.

To the extent there is limited cash left after servicing our indebtedness and satisfying our other liquidity needs, we will be limited in our ability to pay dividends on our common stock.

Finally, the agreements governing our indebtedness restrict our ability to pay dividends on our common stock. See “—We do not expect to pay dividends on our common stock in the foreseeable future, and, because we are a parent company, with no independent operations of our own and are subject to restrictions on our ability to pay dividends under our debt agreements, we may be unable to pay dividends on our common stock.”

The indenture governing our senior secured notes and our revolving credit facility impose significant operating and financial restrictions, which may prevent us from pursuing certain business opportunities and taking certain actions.

The indenture governing our senior secured notes and our revolving credit facility impose significant operating and financial restrictions on us. These restrictions will limit or prohibit, among other things, our ability to:

•	incur and guarantee indebtedness or issue preferred stock;

•	repay subordinated indebtedness prior to its stated maturity;

•	pay dividends or make other distributions on or redeem or repurchase our stock;

•	issue capital stock;

•	make certain investments or acquisitions;

•	create liens;

•	sell certain assets or merge with or into other companies;

•	enter into certain transactions with shareholders and affiliates;

•	make capital expenditures; and

•	restrict dividends, distributions or other payments from our subsidiaries.

In addition, our revolving credit facility also requires us to meet a minimum fixed charge ratio test if borrowing capacity is less than $25.0 million at any time during any quarter and restricts our ability to make capital expenditures or prepay certain other debt. We may not be able to maintain this ratio. These restrictions could limit our ability to plan for or react to market conditions or meet our capital needs. We may not be granted waivers or amendments to our revolving credit facility if for any reason we are unable to meet its requirements, or we may not be able to refinance our debt on terms acceptable to us, or at all.

The breach of any of these covenants or restrictions could result in a default under the indenture governing our senior secured notes or under our revolving credit facility. An event of default under the indenture governing our senior secured notes or under our revolving credit facility would permit some of our lenders to declare all amounts borrowed from them to be due and payable.

We face intense competition from a number of domestic and foreign yarn producers and importers of textile and apparel products.

Our industry is highly competitive. We compete not only against domestic and foreign yarn producers, but also against importers of foreign sourced fabric and apparel into the United States and other countries in which we do business. Our major regional competitors are Nan Ya Plastics Corp. of America, O’Mara, Inc., Spectrum Yarns, Inc., KOSA and AKRA, S.A. de C.V. in the polyester yarn segment and Sapona Manufacturing Company, Inc., McMichael Mills, Inc. and Worldtex, Inc. in the nylon yarn segment. The importation of garments and fabrics from lower wage-based countries and overcapacity throughout the world has resulted in lower net sales, gross profits and net income for both our polyester and nylon segments. The primary competitive factors in the textile industry include price, quality, product styling and differentiation, flexibility of production and finishing, delivery time and customer service. The needs of particular customers and the characteristics of particular products determine the relative importance of these various factors. Because we, and the supply chain in which we operate, do not typically operate on the basis of long-term contracts with textile and apparel customers, these competitive factors could cause our customers to rapidly shift to other producers. A large number of our foreign competitors have significant competitive advantages over us, including lower labor costs, lower raw materials and energy costs and favorable currency exchange rates against the U.S. dollar. If any of these advantages increase, our products could become less competitive, and our sales and profits may decrease as a result. In addition, while traditionally these foreign competitors have focused on commodity production, they are now increasingly focused on value-added products, where we continue to generate higher margins. Competitive pressures may also intensify as a result of the gradual elimination of quotas and the potential elimination of duties. See “—Changes in the trade regulatory environment could weaken our competitive position dramatically and have a material adverse effect on our business, net sales and profitability.” We, and the supply chain in which we operate, may therefore not be able to continue to compete effectively with imported foreign-made textile and apparel products, which would materially adversely affect our business, financial condition, results of operations or cash flows.

Changes in the trade regulatory environment could weaken our competitive position dramatically and have a material adverse effect on our business, net sales and profitability.

A number of sectors of the textile industry in which we sell our products, particularly apparel and home furnishings, are subject to intense foreign competition. Other sectors of the textile industry in which we sell our products may in the future become subject to more intense foreign competition. There are currently a number of trade regulations, quotas and duties in place to protect the U.S. textile industry against competition from low-priced foreign producers, such as China. Changes in such trade regulations, quotas and duties may make our products less attractive from a price standpoint than the goods of our competitors or the finished apparel products of a competitor in the supply chain, which could have a material adverse effect on our business, net sales and profitability. In addition, increased foreign capacity and imports that compete directly with our products could have a similar effect. Furthermore, one of our key business strategies is to expand our business within countries that are parties to free-trade agreements with the United States. Any relaxation of duties or other trade protections with respect to countries that are not parties to those free-trade agreements could therefore decrease the importance of the trade agreements and have a material adverse effect on our business, net sales and profitability. See “Item 1: Business—Trade Regulation” in our annual report on Form 10-K for the fiscal year ended June 25, 2006 for more information.

The significant price volatility of many of our raw materials and rising energy costs may result in increased production costs, which we may not be able to pass on to our customers, which could have a material adverse effect on our business, financial condition, results of operations or cash flows.

A significant portion of our raw materials are petroleum-based chemicals and a significant portion of our costs are energy costs. The prices for petroleum and petroleum-related products and energy costs are volatile and have recently increased significantly. While we frequently enter into raw material supply agreements, as is the general practice in our industry, these agreements typically provide for formula-based pricing. Therefore, our supply agreements provide only limited protection against price volatility. As a result, our production costs have increased significantly in recent times. While we have in the past matched cost increases with corresponding product price increases, we may not always be able to immediately raise product prices, and, ultimately, pass on underlying cost increases to our customers. We have in the past lost, and we expect that we will continue to lose, customers to our competitors as a result of these price increases. In addition, our competitors may be able to obtain raw materials at a lower cost than we are due to market regulations. Additional raw material and energy cost increases that we are not able to fully pass on to customers or the loss of a large number of customers to competitors as a result of price increases could have a material adverse effect on our business, financial condition, results of operations or cash flows.

We depend upon limited sources for raw materials, and interruptions in supply could increase our costs of production and cause our operations to suffer.

We depend on a limited number of third parties for certain of our raw material supplies, such as polyester polymer beads, or chip, terephthalic acid, or TPA, and monoethylene glycol, or MEG. Although alternative sources of raw materials exist, we may not continue to be able to obtain adequate supplies of such materials on acceptable terms, or at all, from other sources when our existing supply agreements expire. In addition, we have in the past and may in the future experience interruptions or limitations in the supply of our raw materials, which would increase our product costs and could have a material adverse effect on our business, financial condition, results of operations or cash flows. For example, in the Louisiana area in 2005, Hurricane Katrina created shortages in the supply of paraxlyene, a feedstock used in polymer production, because refineries diverted production to mixed xylene to increase the supply of gasoline. As a result, supplies of paraxlyene were reduced, and prices increased. Additionally, five of the six refineries in Texas that produce MEG shut down, including the supplier to our Kinston operation due to Hurricane Rita. The supply of MEG was reduced, and prices increased as well. These disruptions had an adverse effect on our net sales and product costs. Any future disruption or curtailment in the supply of any of our raw materials could cause us to reduce or cease our production in general or require us to increase our pricing, which could have a material adverse effect on our business, financial condition, results of operations or cash flows. See “—The significant price volatility of many of our raw materials and rising energy costs may result in increased production costs, which we may not be able to pass on to our customers, which could have a material adverse effect on our business, financial condition, results of operations or cash flows.”

A decline in general economic or political conditions and changes in consumer spending could cause our sales and profits to decline.

Our products are used in the production of fabrics primarily for the apparel, hosiery, home furnishing, automotive, industrial and other similar end-use markets. Demand for furniture and durable goods, such as automobiles, is often affected significantly by economic conditions. Demand for a number of categories of apparel also tends to be tied to economic cycles. Domestic demand for textile products therefore tends to vary with the business cycles of the U.S. economy as well as changes in global economic and political conditions.

Future armed conflicts, terrorist activities or natural disasters in the United States or abroad and any consequent actions on the part of the U.S. government and others may cause general economic conditions in the United States to deteriorate or otherwise reduce U.S. consumer spending. A decline in general economic conditions or consumer confidence may also lead to significant changes to inventory levels and, in turn, replenishment orders placed with suppliers. These changing demands ultimately work their way through the supply chain and could adversely affect demand for our products and have a material adverse effect on our business, net sales and profitability.

Failure to successfully reduce our production costs may adversely affect our financial results.

A significant portion of our strategy relies upon our ability to successfully rationalize and improve the efficiency of our operations. In particular, our strategy relies on our ability to reduce our production costs in order to remain competitive. Over the past three years, we have consolidated multiple unprofitable businesses and production lines in an effort to match operating rates to the market; reduced overhead and supply costs; focused on optimizing the product mix amongst our reorganized assets; and made significant capital expenditures to more completely automate our production facilities, lessen the dependence on labor and decrease waste. If we are not able to continue to successfully implement cost reduction measures, or if these efforts do not generate the level of cost savings that we expect going forward or result in higher than expected costs, there could be a material adverse effect on our business, financial condition, results of operations or cash flows.

Changes in customer preferences, fashion trends and end-uses could have a material adverse effect on our business, net sales and profitability and cause inventory build-up if we are not able to adapt to such changes.

The demand for many of our products depends upon timely identification of consumer preferences for fabric designs, colors and styles. In the apparel sector, a failure by us or our customers to identify fashion trends in time to introduce products and fabrics consistent with those trends could reduce our sales and the acceptance of our products by our customers and decrease our profitability as a result of costs associated with failed product introductions and reduced sales. Our nylon segment has been adversely affected by changing customer preferences that have reduced demand for sheer hosiery products. In all sectors, changes in customer preferences or specifications may cause shifts away from products we provide, which can also have an adverse effect on our business, net sales and profitability.

We have significant foreign operations, and our results of operations may be adversely affected by currency fluctuations.

We have a significant operation in Brazil, operations in Colombia and joint ventures in China and Israel. We serve customers in Canada, Mexico, Israel and various countries in Europe, Central America, South America and South Africa. Foreign operations are subject to certain political, economic and other uncertainties not encountered by our domestic operations that can materially affect our sales, profits, cash flows and financial position. The risks of international operations include trade barriers, duties, exchange controls, national and regional labor strikes, social and political risks, general economic risks, required compliance with a variety of foreign laws, including tax laws, the difficulty of enforcing agreements and collecting receivables through foreign legal systems, taxes on distributions or deemed distributions to us or any of our U.S. subsidiaries, maintenance of minimum capital requirements and import and export controls. Through our foreign operations, we are also exposed to currency fluctuations and exchange rate risks. Because a significant amount of our costs incurred to generate the revenues of our foreign operations are denominated in local currencies, while the majority of our sales are in U.S. dollars, we have in the past been adversely impacted by the appreciation of the local currencies relative to the U.S. dollar, and currency exchange rate fluctuations could have a material adverse effect on our business, financial condition, results of operations or cash flows. We have translated our revenues and expenses denominated in local currencies into U.S. dollars at the average exchange rate during the relevant period and our assets and liabilities denominated in local currencies into U.S. dollars at the exchange rate at the end of the relevant period. Fluctuations in the foreign exchange rates will affect period-to-period comparisons of our reported results. Additionally, we operate in countries with foreign exchange controls. These controls may limit our ability to repatriate funds from our international operations and joint ventures or otherwise convert local currencies into U.S. dollars. These limitations could adversely affect our ability to access cash from these operations.

We may be exposed to liabilities under the Foreign Corrupt Practices Act, and any determination that we violated the Foreign Corrupt Practices Act could have a material adverse effect on our business.

To the extent that we operate outside the United States, we are subject to the Foreign Corrupt Practices Act, or FCPA, which generally prohibits U.S. companies and their intermediaries from bribing foreign officials for the purpose of obtaining or keeping business or otherwise obtaining favorable treatment. In particular, we may be held liable for actions taken by our strategic or local partners even though such partners are foreign companies that are not subject to the FCPA. Any determination that we have violated the FCPA could result in sanctions that could have a material adverse effect on our business.

Our business could be negatively impacted by the financial condition of our customers.

The U.S. textile and apparel industry faces many challenges. Overcapacity, volatility in raw material pricing and intense pricing pressures have led to the closure of many domestic textile and apparel plants. Continued negative industry trends may result in the deteriorating financial condition of our customers. Certain of our customers are experiencing financial difficulties. Although our business is not dependent on any particular customer, the loss of any significant portion of our sales to any of these customers could have a material adverse impact on our business, results of operations, financial condition or cash flows. In addition, any receivable balances related to our customers would be at risk in the event of their bankruptcy.

As one of the many participants in the U.S. and regional textile and apparel supply chain, our business and competitive position are directly impacted by the business and financial condition of the other participants across the supply chain in which we operate, including other regional yarn manufacturers, knitters and weavers. If other supply chain participants are unable to access capital, fund their operations and make required technological and other investments in their businesses or experience diminished demand for their products, there could be a material adverse impact on our business, financial condition, results of operations or cash flows.

Failure to implement future technological advances in the textile industry or fund capital expenditure requirements could have a material adverse effect on our competitive position and net sales.

Our operating results depend to a significant extent on our ability to continue to introduce innovative products and applications and to continue to develop our production processes to be a competitive producer. Accordingly, to maintain our competitive position and our revenue base, we must continually modernize our manufacturing processes, plants and equipment. To this end, we have made significant investments in our manufacturing infrastructure over the past fifteen years and do not currently anticipate any significant additional capital expenditures to replace or expand our production facilities over the next five years. Accordingly, we expect our capital requirements in the near term will be used primarily to maintain our manufacturing operations, but we may nevertheless require significant capital expenditures for expansion purposes. Future technological advances in the textile industry may result in the availability of new products or increase the efficiency of existing manufacturing and distribution systems, and we may not be able to adapt to such technological changes or offer such products on a timely basis or establish or maintain competitive positions. Existing, proposed or yet undeveloped technologies may render our technology less profitable or less viable, and we may not have available the financial and other resources to compete effectively against companies possessing such technologies. To the extent sources of funds are insufficient to meet our ongoing capital improvement requirements, we would need to seek alternative sources of financing or curtail or delay capital spending plans. We may not be able to obtain the necessary financing when needed or on terms acceptable to us. We are unable to predict which of the many possible future products and services will meet the evolving industry standards and consumer demands. If we fail to make the capital improvements necessary to continue the modernization of our manufacturing operations and reduction of our costs, our competitive position may suffer, and our net sales may decline.

Unforeseen or recurring operational problems at any of our facilities may cause significant lost production, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our manufacturing process could be affected by operational problems that could impair our production capability. Each of our facilities contains complex and sophisticated machines that are used in our manufacturing process. Disruptions at any of our facilities could be caused by maintenance outages; prolonged power failures or reductions; a breakdown, failure or substandard performance of any of our machines; the effect of noncompliance with material environmental requirements or permits; disruptions in the transportation infrastructure, including railroad tracks, bridges, tunnels or roads; fires, floods, earthquakes or other catastrophic disasters; labor difficulties; or other operational problems. Any prolonged disruption in operations at any of our facilities could cause significant lost production, which would have a material adverse effect on our business, financial condition, results of operations and cash flows.

We have made and may continue to make investments in entities that we do not control.

We have established joint ventures and made minority interest investments designed to increase our vertical integration and increase efficiencies in our procurement, manufacturing processes, marketing and distribution in the United States and other markets. Our principal joint ventures and minority investments include U.N.F. Industries, Ltd., Unifi-SANS Technical Fibers, LLC, Parkdale America, LLC, and Yihua Unifi Fibre Industry Company Limited. See “Item 7: Management’s Discussion and Analysis of Financial Condition and Results of Operations—Joint Ventures and Other Equity Investments” in our annual report on Form 10-K for the fiscal year ended June 25, 2006 for more information. We do not control these entities. Our inability to control entities in which we invest may affect our ability to receive distributions from those entities or to fully implement our business plan. The incurrence of debt or entry into other agreements by an entity not under our control may result in restrictions or prohibitions on that entity’s ability to pay dividends or make other distributions to us. Even where these entities are not restricted by contract or by law from making distributions to us, we may not be able to influence the occurrence or timing of such distributions. In addition, if any of the other investors in these entities fails to observe its commitments, that entity may not be able to operate according to its business plan or we may be required to increase our level of commitment. If any of these events were to occur, our business, results of operations, financial condition or cash flows could be adversely affected. Because we do not own a majority or maintain voting control of these entities, we do not have the ability to control their policies, management or affairs. The interests of persons who control these entities or partners may differ from ours, and they may cause such entities to take actions which are not in our best interest. If we are unable to maintain our relationships with our partners in these entities, we could lose our ability to operate in these areas which could have a material adverse effect on our business, financial condition, results of operations or cash flows.

Our acquisition strategy may not be successful, which could adversely affect our business.

We have expanded our business partly through acquisitions and anticipate that we will continue to make selective acquisitions. Our acquisition strategy is dependent upon the availability of suitable acquisition candidates, obtaining financing on acceptable terms, and our ability to comply with the restrictions contained in the indenture governing our outstanding notes or under our revolving credit facility. Acquisitions may divert a significant amount of management’s time away from the operation of our business. Future acquisitions may also have an adverse effect on our operating results, particularly in the fiscal quarters immediately following their completion while we integrate the operations of the acquired business. Growth by acquisition involves risks that could have a material adverse effect on our business and financial results, including difficulties in integrating the operations and personnel of acquired companies and the potential loss of key employees and customers of acquired companies. Once integrated, acquired operations may not achieve the levels of revenues, profitability or productivity comparable with those achieved by our existing operations, or otherwise perform as expected. While we have experience in identifying and integrating acquisitions, we may not be able to identify suitable acquisition candidates, obtain the capital necessary to pursue our acquisition strategy or complete acquisitions on satisfactory terms or at all. Even if we successfully complete an acquisition, we may not be able to integrate it into our business satisfactorily or at all.

We may not be able to realize in full all of the benefits that we anticipate from the Dillon acquisition.

The value of our common stock could be affected by our inability to achieve the benefits expected from the Dillon acquisition. Achieving these benefits will depend in part upon meeting the challenges inherent in the successful combination of two businesses, including the possible inability to integrate the operations of Dillon into our operations. We may not be able to meet these challenges, which could have a material adverse effect on our operations following the Dillon acquisition.

Increases of illegal transshipment of textile and apparel goods into the United States could have a material adverse effect on our business.

There has been a significant increase recently in illegal transshipments of apparel products into the United States. Illegal transshipment involves circumventing quotas by falsely claiming that textiles and apparel are a product of a particular country of origin or include yarn of a particular country of origin to avoid paying higher duties or to receive benefits from regional free-trade agreements, such as the North American Free Trade Agreement or the U.S.-Dominican Republic-Central America Free Trade Agreement. If illegal transshipment is not monitored and enforcement is not effective, these shipments could have a material adverse effect on our business.

We are subject to many environmental and safety regulations that may result in significant unanticipated costs or liabilities or cause interruptions in our operations.

We are subject to extensive federal, state, local and foreign laws, regulations, rules and ordinances relating to pollution, the protection of the environment and the use or cleanup of hazardous substances and wastes. We may incur substantial costs, including fines, damages and criminal or civil sanctions, or experience interruptions in our operations for actual or alleged violations of or compliance requirements arising under environmental laws, any of which could have a material adverse effect on our business, financial condition, results of operations or cash flows. Our operations could result in violations of environmental laws, including spills or other releases of hazardous substances to the environment. In the event of a catastrophic incident, we could incur material costs.

In addition, we could incur significant expenditures in order to comply with existing or future environmental or safety laws. For example, the land associated with our Kinston facility is leased under a 99 year ground lease with E.I. DuPont De Nemours and Company. Since 1993, DuPont has been investigating and cleaning up the Kinston site under the supervision of the U.S. Environmental Protection Agency and the North Carolina Department of Environment and Natural Resources under the Resource Conservation and Recovery Act Corrective Action Program. The Corrective Action Program requires DuPont to identify all potential areas of environmental concern, known as solid waste management units or areas of concern, assess the extent of contamination at the identified areas and clean them up to applicable regulatory standards. Under the terms of the ground lease, upon completion by DuPont of required remedial action, ownership of the Kinston site will pass to us. Thereafter, we will have responsibility for future remediation requirements, if any, at the solid waste management units and areas of concern previously addressed by DuPont and at any other areas at the plant. At this time we have no basis to determine if and when we will have any responsibility or obligation with respect to contaminated solid waste management units and areas of concern or the extent of any potential liability for the same. Accordingly, the possibility that we could face material clean-up costs in the future relating to the Kinston facility cannot be eliminated. Capital expenditures and, to a lesser extent, costs and operating expenses relating to environmental or safety matters will be subject to evolving regulatory requirements and will depend on the timing of the promulgation and enforcement of specific standards which impose requirements on our operations. Therefore, capital expenditures beyond those currently anticipated may be required under existing or future environmental or safety laws. See “Item 7: Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Liquidity Assessment—Other Factors Affecting Liquidity—Environmental Liabilities” in our annual report on Form 10-K for the fiscal year ended June 25, 2006 for more information.

Furthermore, we may be liable for the costs of investigating and cleaning up environmental contamination on or from our properties or at off-site locations where we disposed of or arranged for the disposal or treatment of hazardous materials or from disposal activities that pre-dated the purchase of our businesses. If significant previously unknown contamination is discovered, existing laws or their enforcement change or our indemnities do not cover the costs of investigation and remediation, then such expenditures could have a material adverse effect on our business, financial condition, results of operations or cash flows.

Health and safety regulation costs could increase.

Our operations are also subject to regulation of health and safety matters by the United States Occupational Safety and Health Administration and comparable statutes in foreign jurisdictions where we operate. We believe that we employ appropriate precautions to protect our employees and others from workplace injuries and harmful exposure to materials handled and managed at our facilities. However, claims that may be asserted against us for work-related illnesses or injury, and changes in occupational health and safety laws and regulations in the United States or in foreign jurisdictions in which we operate could increase our operating costs. We are unable to predict the ultimate cost of compliance with these health and safety laws and regulations. Accordingly, we may become involved in future litigation or other proceedings or be found to be responsible or liable in any litigation or proceedings, and such costs may be material to us.

Our business may be adversely affected by adverse employee relations.

As of December 24, 2006, we employed approximately 3,030 employees, approximately 2,600 of which are domestic employees and approximately 430 of which are foreign employees. While employees of our foreign operations are generally unionized, none of our domestic employees are currently covered by collective bargaining agreements. The failure to renew our collective bargaining agreements with employees of our foreign operations and other labor relations issues, including union organizing activities, could result in an increase in costs or lead to a strike, work stoppage or slow down. Such labor issues and unrest by our employees could have a material adverse effect on our business.

We depend on the continued services of key managers and employees.

Our ability to maintain our competitive position is dependent to a large degree on the services of our senior management team, including our Chief Executive Officer, Mr. Parke, and our Chief Operating Officer and Chief Financial Officer, Mr. Lowe. We currently do not have any employment agreements with our senior management team other than Mr. Parke and Mr. Lowe and cannot assure you that any of these individuals will remain with us. We currently do not have a life insurance policy on any of the members of the senior management team. The death or loss of the services of any of our senior managers or the inability to attract and retain additional senior management personnel could have a material adverse effect on our business.

Our future financial results could be adversely impacted by asset impairments or other charges.

Under Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” we are required to assess the impairment of our long-lived assets, such as plant and equipment, whenever events or changes in circumstances indicate that the carrying value may not be recoverable as measured by the sum of the expected future undiscounted cash flows. When we determine that the carrying value of certain long-lived assets may not be recoverable based upon the existence of one or more impairment indicators, we then measure any impairment based on a projected discounted cash flow method using a discount rate determined by management to be commensurate with the risk inherent in our current business model. In accordance with SFAS No. 144, any such impairment charges will be recorded as operating losses. See “Item 7: Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Impairment of Long-Lived Assets” in our annual report on Form 10-K for the fiscal year ended June 25, 2006 for more information.

In addition, we evaluate the net values assigned to various equity investments we hold, such as our investment in U.N.F. Industries, Ltd., Unifi-SANS Technical Fibers, LLC, Parkdale America, LLC, and Yihua Unifi Fibre Industry Company Limited in accordance with the provisions of Accounting Principles Board Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock.” APB No. 18 requires that a loss in value of an investment, which is other than a temporary decline, should be recognized as an impairment loss. Any such impairment losses will be recorded as operating losses. See “Item 7: Management’s Discussion and Analysis of Financial Condition and Results of Operations—Joint Ventures and Other Equity Investments” in our annual report on Form 10-K for the fiscal year ended June 25, 2006 for more information.

Any operating losses resulting from impairment charges under SFAS No. 144 or APB No. 18 could have an adverse effect on our net income and therefore the market price of our securities, including our common stock.

Our business could be adversely affected if we fail to protect our intellectual property rights.

Our success depends in part on our ability to protect our intellectual property rights. We rely on a combination of patent, trademark, and trade secret laws, licenses, confidentiality and other agreements to protect our intellectual property rights. However, this protection may not be fully adequate: our intellectual property rights may be challenged or invalidated, an infringement suit by us against a third party may not be successful and/or third parties could design around our technology or adopt trademarks similar to our own. In addition, the laws of some foreign countries in which our products are manufactured and sold do not protect intellectual property rights to the same extent as the laws of the United States. Although we routinely enter into confidentiality agreements with our employees, independent contractors and current and potential strategic and joint venture partners, among others, such agreements may be breached, and we could be harmed by unauthorized use or disclosure of our confidential information. Further, we license trademarks from third parties, and these agreements may terminate or become subject to litigation. Our failure to protect our intellectual property could materially and adversely affect our competitive position, reduce revenue or otherwise harm our business.

Further, we may be accused of infringing or violating the intellectual property rights of third parties. Any such claims, whether or not meritorious, could result in costly litigation and divert the efforts of our personnel. Should we be found liable for infringement, we may be required to enter into licensing arrangements (if available on acceptable terms or at all) or pay damages and cease selling certain products or using certain product names or technology. Our failure to prevail in any intellectual property litigation could materially adversely affect our competitive position, reduce revenue or otherwise harm our business.

Risks Relating to Our Common Stock

We do not expect to pay dividends on our common stock in the foreseeable future, and, because we are a parent company, with no independent operations of our own and are subject to restrictions on our ability to pay dividends under our debt agreements, we may be unable to pay dividends on our common stock.

We do not expect to pay cash dividends on our common stock in the foreseeable future. Our board of directors will determine whether to pay dividends in the future based on conditions then existing, including our earnings, financial condition and capital requirements, as well as economic and other conditions our board of directors may deem relevant. Furthermore, because we are a parent company with no independent operations of our own, we are dependent upon the operations of our subsidiaries for cash, and the indenture governing our outstanding senior secured notes and our revolving credit facility impose restrictions on our subsidiaries’ ability to distribute cash to us. See “—The indenture governing our senior secured notes and our revolving credit facility impose significant operating and financial restrictions, which may prevent us from pursuing certain business opportunities and taking certain actions.” In addition, our ability to generate cash is subject to a number of risks beyond our control, and we will be required to devote a large portion of our cash flows to servicing our debt, making capital expenditures and other liquidity needs, so the amount of funds available for dividends on our common stock will likely be limited. See “—We will require a significant amount of cash to service our indebtedness, and our ability to generate cash depends on many factors beyond our control. As a result, after servicing our indebtedness, making capital expenditures and satisfying our other liquidity needs, our ability to pay dividends on our common stock will be limited.” Accordingly, we may not be able to pay dividends even if our board of directors would otherwise deem it appropriate. For these reasons, you will not be able to rely on dividends to receive a return on your investment.

Provisions of New York law and in our debt agreements may discourage a takeover attempt even if doing so may be beneficial to our shareholders.

Certain anti-takover provisions of New York law could delay or hinder a change of control of our company. While such provisions generally facilitate our board of directors’ ability to maximize shareholder value, they may discourage takeovers that could be in your best interests. In addition, the agreements governing our indebtedness contain provisions that may require us to repay our indebtedness upon the occurrence of a change of control. Such provisions also may tend to discourage takeovers that could be in your best interests. Any of the provisions described above could adversely affect the market value of our common stock.

Our stock price may be volatile and you may lose all or part of your investment.

The market price of our common stock could fluctuate significantly as a result of a variety of factors, many of which are beyond our control. These factors include:

•	significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving us or our competitors;

•	our operating performance and the performance of our competitors and other similar companies;

•	the public’s reaction to our press releases, our other public announcements and our filings with the SEC;

•	changes in general economic conditions;

•	changes in earnings estimates or recommendations by research analysts who track our common stock or the stocks of other companies in our industry;

•	the number of shares publicly traded after this offering;

•	actions of our current shareholders, including sales of common stock by our directors and executive officers; and

•	other developments affecting us, our industry and our competitors.

In addition, in recent years the stock market has experienced significant price and volume fluctuations. These fluctuations are often unrelated to the operating performance of particular companies. These broad market fluctuations may cause declines in the market price of our common stock. The price of our common stock could fluctuate based upon factors that have little or nothing to do with us or our performance, and these fluctuations could materially reduce our stock price.

FORWARD-LOOKING STATEMENTS

This prospectus includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are those that do not relate solely to historical fact. They include, but are not limited to, any statement that may predict, forecast, indicate or imply future results, performance, achievements or events. They may contain words such as “believe,” “anticipate,” “expect,” “estimate,” “intend,” “project,” “plan,” “will,” or words or phrases of similar meaning. They may relate to, among other things, the risks described under the caption “Risk Factors” and:

•	the competitive nature of the textile industry and the impact of worldwide competition;

•	changes in the trade regulatory environment and governmental policies and legislation;

•	the availability, sourcing and pricing of raw materials;

•	general domestic and international economic and industry conditions in markets where we compete, such as recession and other economic and political factors over which we have no control;

•	our ability to reduce production costs;

•	changes in consumer spending, customer preferences, fashion trends and end-uses;

•	changes in currency exchange rates, interest and inflation rates;

•	the financial condition of our customers;

•	technological advancements and the continued availability of financial resources to fund capital expenditures;

•	the operating performance of joint ventures, alliances and other equity investments;

•	our ability to integrate fully the newly-acquired Dillon operations;

•	the impact of environmental, health and safety regulations; and

•	employee relations.

These forward-looking statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties that may cause actual results to differ materially from trends, plans or expectations set forth in the forward-looking statements and may adversely affect the value of our common stock and your ability to receive a return on your investment. These risks and uncertainties may include those discussed above or in “Risk Factors.” New risks can emerge from time to time. It is not possible for us to predict all of these risks, nor can we assess the extent to which any factor, or combination of factors, may cause actual results to differ from those contained in forward-looking statements. Given these risks and uncertainties, we urge you to read this prospectus completely with the understanding that actual future results may be materially different from what we plan or expect. We will not update these forward-looking statements, even if our situation changes in the future, except as required by federal securities laws.

USE OF PROCEEDS

We will not receive any proceeds from the sale of our common stock by the selling shareholders. All proceeds from the sale of shares in this offering will be for the accounts of the selling shareholders.

SELLING SHAREHOLDERS

The shares of our common stock to which this prospectus relates are being registered for re-offers and resales by the selling shareholders named below. We have registered the shares to permit the selling shareholders and certain of their transferees after the date of this prospectus to resell all or a portion of their shares from time to time, subject to the transfer restrictions contained in the Registration Rights Agreement. We refer to all of these possible sellers as the “selling shareholders” in this prospectus. A provision in the Registration Rights Agreement prohibits the selling shareholders from transferring our common stock issued in connection with the Dillon acquisition prior to July 1, 2007, except to certain permitted transferees. On and after July 1, 2007 and prior to July 1, 2008, one-third of the shares, or 2,777,778 shares, may be transferred. On and after July 1, 2008 and prior to July 1, 2009, two-thirds of the shares, or 5,555,556 shares, may be transferred. All of the 8,333,333 shares may be transferred after July 1, 2009.

The table below is prepared based on information supplied to us by the selling shareholders. The number of shares in the column under “Number of Shares Being Offered” represents all of the shares that a selling shareholder may offer under this prospectus. The column “Shares of Common Stock Beneficially Owned After the Offering” assumes that the selling shareholder will have sold all of the shares under this prospectus. Nevertheless, because the selling shareholders may offer, from time to time, all, some or none of their shares under this prospectus or in another permitted manner, no assurance can be given as to the actual number of shares that will be sold by the selling shareholders or that will be held by the selling shareholders after completion of the sales. In addition, we do not know how long the selling shareholders will hold their shares before selling them, other than as limited by the transfer restrictions in the Registration Rights Agreement. Please carefully read the footnotes located below the selling shareholders table in conjunction with the information presented in the table.

The following table sets forth information regarding the selling shareholders and the shares each selling shareholder may offer and sell from time to time under this prospectus, as of February 1, 2007. The percentage of shares beneficially owned prior to the offering is based on 60,541,800 shares of our common stock outstanding as of February 1, 2007.

	Shares of Common Stock Beneficially Owned Prior to Offering		Number of Shares Being Offered	Shares of Common Stock Beneficially Owned After Offering
Securityholder	Number	Percent		Number	Percent
Dillon Yarn Corporation(1)	8,333,333	13.76%	8,333,333	—	—

(1)	Dillon has the sole power to vote and dispose (or direct the voting or disposition) of the shares of our common stock indicated as owned by it.

Certain Relationships with Selling Shareholders

Asset Purchase Agreement

Dillon is a party to the Asset Purchase Agreement with Unifi Manufacturing, under which Unifi Manufacturing acquired specified assets and assumed specified liabilities from Dillon related to or used in Dillon’s textured polyester and nylon yarn business. Under the Asset Purchase Agreement, Dillon, its affiliates and Stephen Wener, Floyd Lee Johnson and William F. Cohen, the three of whom we collectively refer to as the “Principals,” agreed not to directly or indirectly engage in (or acquire any interest in a person that is engaged in) the manufacture, production, marketing, distribution or sale of textured polyester and nylon yarn in the United

States, Canada, Mexico, Central America, South America, Bermuda and the Caribbean Islands from January 1, 2007 through the fifth anniversary of the date of the expiration of the Sales and Services Agreement, which is described below, subject to certain limited exceptions. Dillon and the Principals further agreed not to directly or indirectly solicit or induce (or in any manner attempt to solicit or induce) any employees of Dillon engaged in the research, development, manufacture, production, marketing, distribution and sale of textured polyester and nylon yarn at Dillon’s former manufacturing facility in South Carolina or employees of Unifi Manufacturing to terminate his or her employment and to become employees of Dillon or the Principals from January 1, 2007 through the second anniversary of the date of the expiration of the Sales and Services Agreement.

Dillon and Unifi Manufacturing have also agreed to indemnify each other, their affiliates and each of their respective officers, directors, employees and agents from and against any losses arising out of breaches of representations and warranties and failure to comply with covenants or agreements contained in the Asset Purchase Agreement. Neither Dillon nor Unifi Manufacturing will be liable for indemnification for breaches of representations and warranties unless the aggregate amount of all losses incurred or suffered by the party seeking indemnification exceeds $250,000. The aggregate liability of either of the parties for indemnification for breaches of representations and warranties cannot exceed $35,000,000. Unifi Manufacturing has further agreed to indemnify Dillon, its affiliates and their respective officers, directors, employees and agents from and against any losses arising out of the assumed liabilities, and Dillon has agreed to indemnify Unifi Manufacturing, its affiliates and their respective officers, directors, employees and agents from and against any losses arising out of the excluded assets and excluded liabilities. Claims for indemnification may not be brought by either party after July 1, 2008, except for claims against Dillon for breaches of representations and warranties related to taxes, employee benefit plans or ERISA, which may be brought up until 90 days after the expiration of the applicable statute of limitations.

Sales and Services Agreement

Dillon and Unifi Manufacturing entered into a Sales and Services Agreement dated January 1, 2007 under which Dillon agreed to provide Unifi Manufacturing with certain transitional services relating to Dillon’s textured polyester and nylon yarn business, including services related to planning and procurement, supply and product inventory management, shipping and invoicing processes, accounting, customer service and services of certain Dillon employees who will become employees of Unifi Manufacturing under the Asset Purchase Agreement. In general, Dillon has agreed to provide these transitional services for periods ranging from three months to six months, as the case may be (with such extension or early termination as mutually agreed by the parties) beginning on January 1, 2007. Dillon has also agreed to provide certain sales services, including sales staff and executive staff, for a period of two years beginning on January 1, 2007, subject to Unifi Manufacturing’s right to extend the Sales and Services Agreement for up to two consecutive additional one year periods upon 90 days notice prior to the expiration of the initial term or one year extension, as applicable, and to terminate the Sales and Services Agreement under certain limited circumstances. Dillon agreed that during the term of the agreement, the sales staff and executive staff would not directly or indirectly engage in (or acquire any interest in a person that is engaged in) the manufacture, production, marketing, distribution or sale of textured polyester and nylon yarn in the United States, Canada, Mexico, Central America, South America, Bermuda and the Caribbean Islands.

As consideration for the transitional services and the sales services, Unifi Manufacturing has agreed to pay Dillon $3,000,000 per year, in quarterly installments of $750,000, subject to reduction if any sales staff or executive staff member ceases to be employed by Dillon (and in the case of a member of the sales staff, is not replaced by a person acceptable to Unifi Manufacturing) in an amount mutually agreed by the parties that represents the amount attributable to such sales staff or executive staff member’s compensation.

Unifi Manufacturing agreed to indemnify Dillon and its officers, directors, employees and agents from losses in connection with the sales services or transitional services, except as may result from Dillon’s willful misconduct or gross negligence.

Manufacturing Agreement

Dillon and Unifi Manufacturing entered into a Manufacturing Agreement dated January 1, 2007, under which Unifi Manufacturing will use specified equipment and raw materials of Dillon to manufacture specified products (excluding textured polyester and nylon products), which we refer to as the Contract Products, and then sell the Contract Products to Dillon at the price per pound for the Contract Product, determined consistent with past practice, plus $0.01 per pound. The term of the Manufacturing Agreement is three years, beginning on January 1, 2007, and the agreement will be automatically renewed for additional one year terms following the expiration of the prior term, provided that either party may terminate the agreement for any reason upon 180 days prior written notice.

Dillon agreed to indemnify Unifi Manufacturing and its employees, contractors and agents from any claims or losses arising out of personal injuries or damage to the property (after the Contract Product has been placed in the hands of the carrier designated by Dillon) or any violation or infringement of intellectual property rights arising out of the use or sale of the Contract Products furnished by Unifi Manufacturing or the use or operation of the equipment used to manufacture the Contract Products.

Registration Rights Agreement

We and the selling shareholders are parties to a Registration Rights Agreement. A provision in the Registration Rights Agreement prohibits the selling shareholders from transferring our common stock issued in connection with the Dillon acquisition prior to July 1, 2007, except to certain permitted transferees. On and after July 1, 2007 and prior to July 1, 2008, one-third of the shares, or 2,777,778 shares, may be transferred. On and after July 1, 2008 and prior to July 1, 2009, two-thirds of the shares, or 5,555,556 shares, may be transferred. All of the 8,333,333 shares may be transferred after July 1, 2009.

We have agreed to pay all expenses in connection with this offering, but not including underwriting discounts, concessions, commissions or fees of the selling shareholders or their counsel, if any, or transfer taxes and expenses related thereto. We and the selling shareholders have agreed to indemnify each other in certain circumstances against certain liabilities, including liabilities under the Securities Act.

PLAN OF DISTRIBUTION

The selling shareholders may sell the securities from time to time on any stock exchange or automated interdealer quotation system on which the securities are listed, in the over-the-counter market, in privately negotiated transactions or otherwise, at fixed prices, market prices prevailing at the time of sale, prices related to prevailing market prices, varying prices determined at the time of sale or at prices otherwise negotiated. The selling shareholders may sell the common stock offered by this prospectus and any prospectus supplement directly to investors or to or through underwriters, dealers or other agents.

The selling shareholders may sell the securities by one or more of the following methods, without limitation:

•	block trades in which the broker or dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker or dealer as principal and resale by the broker or dealer for its own account pursuant to this prospectus;

•	an exchange distribution in accordance with the rules of any stock exchange on which the securities are listed;

•	ordinary brokerage transactions and transactions in which the broker solicits purchases;

•	privately negotiated transactions;

•	through the distribution of the securities by any selling shareholder to its partners, members or shareholders;

•	one or more underwritten offerings on a firm commitment or best efforts basis; and

•	any combination of any of these methods of sale.

We do not know of any arrangements by the selling shareholders for the sale of any of the securities.

The selling shareholders may engage brokers and dealers, and any brokers or dealers may arrange for other brokers or dealers to participate in effecting sales of the securities. These brokers, dealers or underwriters may act as principals, or as an agent of a selling shareholder. Broker-dealers may agree with a selling shareholder to sell a specified number of the securities at a stipulated price per security. If the broker-dealer is unable to sell securities acting as agent for a selling shareholder, it may purchase as principal any unsold securities at the stipulated price. Broker-dealers who acquire securities as principals may thereafter resell the securities from time to time in transactions on any stock exchange or automated interdealer quotation system on which the securities are then listed, at prices and on terms then prevailing at the time of sale, at prices related to the then-current market price or in negotiated transactions. Broker-dealers may use block transactions and sales to and through broker-dealers, including transactions of the nature described above. The selling shareholders may also sell the securities in accordance with Rule 144 under the Securities Act rather than pursuant to this prospectus, regardless of whether the securities are covered by this prospectus.

From time to time, one or more of the selling shareholders may pledge, hypothecate or grant a security interest in some or all of the securities owned by them. The pledgees, secured parties or persons to whom the securities have been hypothecated will, upon foreclosure in the event of default, be deemed to be selling shareholders. As and when a selling shareholder takes such actions, the number of securities offered under this prospectus on behalf of such selling shareholder will decrease. The plan of distribution for that selling shareholder’s securities will otherwise remain unchanged.

To the extent required under the Securities Act, the aggregate amount of selling shareholders’ securities being offered and the terms of the offering, the names of any agents, brokers, dealers or underwriters and any applicable commission with respect to a particular offer will be set forth in an accompanying prospectus supplement. Any underwriters, dealers, brokers or agents participating in the distribution of the securities may receive compensation in the form of underwriting discounts, concessions, commissions or fees from a selling shareholder and/or purchasers of selling shareholders’ securities for whom they may act (which compensation as to a particular broker-dealer might be in excess of customary commissions).

The selling shareholders and any underwriters, brokers, dealers or agents that participate in the distribution of the securities may be deemed to be “underwriters” within the meaning of the Securities Act, and any discounts, concessions, commissions or fees received by them and any profit on the resale of the securities sold by them may be deemed to be underwriting discounts and commissions.

The selling shareholders and other persons participating in the sale or distribution of the securities will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M. This regulation may limit the timing of purchases and sales of any of the securities by the selling shareholders and any other person. The anti-manipulation rules under the Exchange Act may apply to sales of securities in the market and to the activities of the selling shareholders and their affiliates. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of the securities to engage in market-making activities with respect to the particular securities being distributed for a period of up to five business days before the distribution. These restrictions may affect the marketability of the securities and the ability of any person or entity to engage in market-making activities with respect to the securities.

The securities offered hereby were originally issued to the selling shareholders and certain permitted transferees in connection with the Dillon acquisition. Under the provisions of the Registration Rights Agreement, we agreed to register the securities under the Securities Act and to keep the registration statement covering the possible resale of the shares of our common stock, of which this prospectus is a part, effective until there are no longer any “Registrable Securities” subject to the Registration Rights Agreement. Shares of our common stock cease to be Registrable Securities when:

•	a registration statement covering such stock has been declared effective under the Securities Act by the SEC and such stock has been disposed of under that registration statement;

•

the entire amount of stock owned by the holder of such stock may be sold in a single sale without any limitation as to volume under Rule 144 under the Securities Act and the holder owns less than 1.0% of the outstanding shares of our common stock on a fully diluted basis; or

•	the stock is transferred to a person not eligible for registration rights under the Registration Rights Agreement.

We have agreed to pay all expenses in connection with this offering, but not including underwriting discounts, concessions, commissions or fees of the selling shareholders or their counsel, if any, or transfer taxes and expenses related thereto. We and the selling shareholders have agreed to indemnify each other in certain circumstances against certain liabilities, including liabilities under the Securities Act.

We will not receive any proceeds from sales of the common stock offered in this prospectus by the selling shareholders.

We cannot assure you that the selling shareholders will sell all or any portion of the securities offered in this prospectus.

LEGAL MATTERS

Certain legal matters relating to the validity of the common stock offered in this prospectus will be passed upon by Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K for the year ended June 25, 2006, and management’s assessment of the effectiveness of our internal control over financial reporting as of June 25, 2006, as set forth in their reports, which are incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and schedule and management’s assessment are, and audited financial statements and management’s assessments of the effectiveness of internal control over financial reporting to be included in subsequently filed documents will be, incorporated by reference in reliance on Ernst & Young LLP’s reports (to the extent covered by consents filed with the SEC), given on their authority as experts in accounting and auditing.

The financial statements of Yihua Unifi Fibre Industry Company Limited appearing in Unifi, Inc’s Annual Report (Form 10-K) for the period from August 4, 2005 (date of inception) to May 30, 2006 have been audited by Ernst & Young Hua Ming, Shanghai Branch, The People’s Republic of China, independent registered public accounting firm, as set forth in their report thereon included therein, and incorporated herein by reference. Such financial statements are, and audited financial statements to be included in subsequently filed documents will be, incorporated herein in reliance upon the reports of Ernst & Young Hua Ming, Shanghai Branch, The People’s Republic of China pertaining to such financial statements (to the extent covered by consents filed with the SEC), given on the authority of such firm as experts in accounting and auditing.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution.

The following statement sets forth the expenses and costs expected to be incurred by us in connection with the distribution of our common stock being registered in this registration statement. The selling shareholders will not bear any portion of such expenses. All amounts other than the SEC registration fee are estimates.

SEC registration fee	$2,586
NYSE listing fee	40,000
Printing fees and expenses	5,000
Legal fees and expenses	50,000
Accounting and auditor fees and expenses	$50,000

Total	$147,586

Item 15.	Indemnification of Directors and Officers.

We are a New York corporation. Section 722 of the New York Business Corporation Law, or the NYBCL, provides that a corporation may indemnify any person made, or threatened to be made, a party to an action or proceeding (other than one by or in the right of the corporation to procure a judgment in its favor), whether civil or criminal, including an action by or in the right of any other corporation of any type or kind, domestic or foreign, or any partnership, joint venture, trust, employee benefit plan or other enterprise, which any director or officer of the corporation served in any capacity at the request of the corporation, by reason of the fact that he, his testator or intestate, was a director or officer of the corporation, or served such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise in any capacity, against judgements, fines, amounts paid in settlement and reasonable expenses, including attorneys’ fees actually and necessarily incurred as a result of such action or proceeding, or any appeal therein, if such director or officer acted, in good faith, for a purpose which he reasonably believed to be in, or in the case of service for another corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to, the best interests of the corporation and, in criminal actions or proceedings, in addition, had no reasonable cause to believe that his conduct was unlawful. Section 721 of the NYBCL provides that the indemnification provided for by Article 7 thereof shall not be deemed exclusive of any other rights to which a director or officer seeking indemnification or advancement of expenses may be entitled.

Article Eight of our restated certificate of incorporation provides that a director of the corporation shall not be liable to the corporation or its shareholders for monetary damages for breach of duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the NYBCL as the same exists or may hereafter be amended. Section 6.01 of our bylaws provides that we shall indemnify, defend and hold harmless any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, investigative or other, including appeals, by reason of the fact that he is or was a director, officer or employee of the corporation, or is or was serving at the request of the corporation as a director, officer or employee of any corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as a director, officer or employee or in any other capacity while serving as a director, officer or employee, to the fullest extent authorized by the NYBCL, as the same exists or may hereafter be amended, against all expenses, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith; provided, however, that subject to certain exceptions relating to proceedings seeking to enforce rights of indemnification, the corporation shall indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person only if the proceeding (or part thereof) was authorized by the board of directors of the corporation. The right to indemnification conferred in Article VII of the bylaws is a contract right and shall include the right to be paid by the corporation expenses incurred in defending any such proceeding in advance of its final disposition; provided, however, that if required by law at the time of such payment, the payment of such expenses incurred by a director or officer (and not in any other capacity in which service was or is rendered by such person while a director or officer, including, without limitation, service to an employee benefit plan) in advance of the final disposition of such proceeding, shall be made only upon delivery by the corporation of an undertaking by or behalf of such director or officer to repay all amounts so advanced if it should be determined ultimately that such director or officer is not entitled to be indemnified under this Section 6.01 or otherwise. “Employee” as used herein, includes both an active employee in the corporation’s service, as well as a retired employee who is or has been a party to a written agreement under which he might be, or might have been, obligated to render services to the corporation. Section 726 of the NYBCL permits a corporation to purchase and maintain insurance to indemnify the corporation, directors and officers. We maintain directors’ and officers’ liability insurance for our officers and directors.

Item 16.	Exhibits.

2.1	Asset Purchase Agreement between Unifi Manufacturing, Inc. and Dillon Yarn Corporation, dated as of October 25, 2006 (incorporated by reference from Exhibit 10.1 to the Company’s Current Report on Form 8-K dated October 25, 2006).

2.2	Amendment to Asset Purchase Agreement between Unifi Manufacturing, Inc. and Dillon Yarn Corporation, dated as of January 1, 2007 (incorporated by reference from Exhibit 10.2 to the Company’s Current Report on Form 8-K dated January 1, 2007).

4.1	Registration Rights Agreement between Unifi, Inc. and Dillon Yarn Corporation, dated as of January 1, 2007 (incorporated by reference from Exhibit 7.1 to Dillon’s Schedule 13D dated January 2, 2007).

5.1*	Opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP as to the legality of the securities being registered.

23.1*	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.

23.2*	Consent of Ernst & Young, Hua Ming, Independent Registered Public Accounting Firm.

23.3*	Consent of Grant Thornton LLP, Independent Certified Public Accounting Firm.

23.4*	Consent of Paul, Weiss, Rifkind, Wharton & Garrison LLP (included in Exhibit 5.1).

24.1*	Powers of Attorney (included on signature page).

99.1*	Sales and Services Agreement, dated January 1, 2007, between Unifi Manufacturing, Inc. and Dillon Yarn Corporation.

99.2*	Manufacturing Agreement, dated January 1, 2007, between Unifi Manufacturing, Inc. and Dillon Yarn Corporation.

*	Filed herewith.

Item 17.	Undertakings.

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

Provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) of this section do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is not part of the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B and relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Greensboro, State of North Carolina, on February 9, 2007.

UNIFI, INC.

By:	/s/ CHARLES F. MCCOY
Name:	Charles F. McCoy
Title:	Vice President, Secretary, General Counsel and Corporate Compliance and Governance Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each individual whose signature appears below hereby constitutes and appoints Charles F. McCoy and William M. Lowe, Jr., and each of them (with full power to each of them to act alone), their true and lawful attorneys-in-fact, with full powers of substitution and resubstitution, to sign and execute on behalf of the undersigned any and all amendments, including any post-effective amendments, to this registration statement and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933 together with all schedules and exhibits thereto, and to file the same, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and each of the undersigned does hereby ratify and confirm all that said attorneys-in-fact shall do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below on February 9, 2007 by the following persons in the capacities indicated.

Signature	Titles

/s/ BRIAN R. PARKE Brian R. Parke	Chairman, President and Chief Executive Officer

/s/ WILLIAM M. LOWE, JR. William M. Lowe, Jr.	Vice President, Chief Operating Officer and Chief Financial Officer

/s/ WILLIAM J. ARMFIELD, IV William J. Armfield, IV	Director

/s/ R. WILEY BOURNE, JR. R. Wiley Bourne, Jr.	Director

/s/ CHARLES R. CARTER Charles R. Carter	Director

/s/ SUE W. COLE Sue W. Cole	Director

/s/ J.B. DAVIS J.B. Davis	Director

Signature	Titles

/s/ KENNETH G. LANGONE Kenneth G. Langone	Director

Donald F. Orr	Director

/s/ WILLIAM A. PRIDDY William A. Priddy	Director

EXHIBIT INDEX

EXHIBIT	DESCRIPTION
2.1	Asset Purchase Agreement between Unifi Manufacturing, Inc. and Dillon Yarn Corporation, dated as of October 25, 2006 (incorporated by reference from Exhibit 10.1 to the Company’s Current Report on Form 8-K dated October 25, 2006).

2.2	Amendment to Asset Purchase Agreement between Unifi Manufacturing, Inc. and Dillon Yarn Corporation, dated as of January 1, 2007 (incorporated by reference from Exhibit 10.2 to the Company’s Current Report on Form 8-K dated January 1, 2007).

4.1	Registration Rights Agreement between Unifi, Inc. and Dillon Yarn Corporation, dated as of January 1, 2007 (incorporated by reference from Exhibit 7.1 to Dillon’s Schedule 13D dated January 2, 2007).

5.1*	Opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP as to the legality of the securities being registered.

23.1*	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.

23.2*	Consent of Ernst & Young, Hua Ming, Independent Registered Public Accounting Firm.

23.3*	Consent of Grant Thornton LLP, Independent Certified Public Accounting Firm.

23.4*	Consent of Paul, Weiss, Rifkind, Wharton & Garrison LLP (included in Exhibit 5.1).

24.1*	Powers of Attorney (included on signature page).

99.1*	Sales and Services Agreement, dated January 1, 2007, between Unifi Manufacturing, Inc. and Dillon Yarn Corporation.

99.2*	Manufacturing Agreement, dated January 1, 2007, between Unifi Manufacturing, Inc. and Dillon Yarn Corporation.

*	Filed herewith.